OD
9/5/12

SEC
Mail Processing
Section

AUG 3 0 2012

Washington DC
402



SECU[illegible] SION

12061749

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 31595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2011 (MM/DD/YY) AND ENDING 06/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VFG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

632 Arizona Avenue
(No. and Street)

Santa Monica	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Bryce Vanclef — 310-260-0022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road,	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



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OATH OR AFFIRMATION

I, Jason Bryce Vanclef, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VFG Securities, Inc., as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



TUAN NGO
COMM. #1981188
Notary Public - California
Los Angeles County
My Comm. Expires June 7, 2016

Signature

President 8-28-12

Title

Notary Public 8/28/12 see attached

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California)

County of Los Angeles)

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

On 8/28/12 before me, Jason Vanclef,
(here insert name and title of the officer)

personally appeared ______________________________

______________________________,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature 


TUAN NGO
COMM. #1981188
Notary Public - California
Los Angeles County
My Comm. Expires June 7, 2016
NRO1

(Seal)

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of Annual Audit Report

______________________________,

containing 2 pages, and dated 8/28/12.

The signer(s) capacity or authority is/are as:

- ☐ Individual(s)
- ☐ Attorney-in-Fact
- ☒ Corporate Officer(s) Jason Vanclef
  Title(s) President / CEO
- ☐ Guardian/Conservator
- ☐ Partner - Limited/General
- ☐ Trustee(s)
- ☐ Other: ______________________________

representing: ______________________________
Name(s) of Person(s) or Entity(ies) Signer is Representing

______________________________.

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
☒ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # 1 Entry # 5

Notary contact: 415-902-2287

Other

☐ Additional Signer(s) ☒ Signer(s) Thumbprint(s)

☐ ______________________________

VFG Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2012

Contents

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Report of Independent Auditor

Board of Directors
VFG Securities, Inc.

I have audited the accompanying statement of financial condition of VFG Securities, Inc., as of June 30, 2012 and related statements of income, changes in stockholder's equity, and changes in financial condition for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of VFG Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of VFG Securities, Inc. as of June 30, 2012 and the results of its income, changes in financial condition and changes in stockholder's equity for the year then ended in conformity with the accounting principles accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Elizabeth Tractenberg, CPA
Los Angeles, CA
August 16, 2012

VFG Securities, Inc.
Statement of Financial Condition
June 30, 2012

Assets

Cash and cash equivalents		$ 82,023
Deposit with clearing organization		25,000
Due from affiliate		2,994
Commissions receivable		179,093
Note receivable from officer		260,000
Interest receivable from officer		2,534
Prepaid expenses		8,059
Total Assets		$ 559,703

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses		$ 159,509
Due to affiliate		12,767
Taxes payable		9,797
Total Liabilities		182,073
Stockholder's equity		
Common stock, no par value, 200 shares authorized		
200 shares issued and outstanding	$ 56,871	
Additional paid-in capital	906,426	
Retained earnings (deficit)	(585,667)	377,630
Total liabilities and stockholder's equity		$ 559,703

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Statement of Income
For the Year Ended June 30, 2012

Revenues	
Commissions	$ 3,625,321
Advisory fees	394,571
Interest income	11,172
Net investment gains (losses)	3,308
Total Revenues	4,034,372
Expenses	
Commissions	3,529,638
Computer	19,863
Education	14,689
Employee compensation and benefits	169,943
Fees	13,052
Insurance	15,868
Licenses and permits	21,101
Office	5,405
Postage and delivery	6,799
Professional fees	101,871
Regulatory fees	25,613
Rent and parking	28,700
SIPC fees	4,735
Travel and entertainment	11,796
All other	18,092
Total Expenses	3,987,165
Net income before income tax provision	47,207
Income tax provision	11,120
Net Income	$ 36,087

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2012

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, June 30, 2011	$ 56,871	$ 906,426	$ (621,754)	$ 341,543
Net Income			36,087	36,087
Balance, June 30, 2012	$ 56,871	$ 906,426	$ (585,667)	$ 377,630

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Statement of Changes in Financial Condition
For the Year Ended June 30, 2012

Cash Flows from operating activities:	
Net income	$ 36,087
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
(Increase) decrease in assets:	
Deposit with clearing organization	(5,804)
Due from affiliate	(2,994)
Commissions receivable	(138,746)
Interest receivable from officer	(2,534)
Prepaid expenses	(8,059)
Increase (decrease) in liabilities:	
Accrued expenses	120,380
Income taxes payable	8,997
Due to affiliate	12,767
Net cash provided in operating activities	20,094
Cash Flows from Investing Activities:	-
Cash Flows from Financing Activities:	-
Net increase (decrease) in cash	20,094
Cash at beginning of year	61,929
Cash at end of year	$ 82,023

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 1,322

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

VFG Securities, Inc. (the " Company") was founded on June 18, 1984 in the State of New York under the name of International Business Securities, Inc. On September 11, 2009, the Company changed ownership and its name to VFG Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Vanclef Financial Group Inc. (the "Parent"), and is affiliated through common ownership with VFG Advisors.

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including broker or dealer retailing corporate securities, broker or dealer retailing corporate debt securities, U.S. government securities broker, private placement of securities, mutual fund retailer by application or through its clearing firm, broker for selling variable life insurance or annuities, real estate investment trusts on a best efforts basis, oil and gas interests on a best efforts basis, and direct participation programs on a best efforts basis.

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

VFG Securities, Inc.
Notes to Financial Statements
June 30, 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commission income and relate commission expenses are recorded on an accrual basis.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. The standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Sterne Agee ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2012 was $25,000.

Note 3: INCOME TAXES

The provision for income tax expense is composed of the following:

	Current
Federal	$ 6,754
State	4,366
Total income tax expense	$11,120

Note 4: NOTE RECEIVABLE FROM OFFICER

On March 10, 2010 the Company entered into an agreement to lend a principal sum of $260,000 to one of its officers. The loan is at the applicable Federal Mid-Term Rate of 4.26% pursuant to Section 1274 of the Internal Revenue Code. According to this agreement, interest only shall be due and payable on a monthly basis beginning May 1, 2010, with the final payment in the amount necessary to pay all principal and interest then outstanding and due on April 1, 2040. For the year ended June 30, 2012 the Company earned a total of $11,076 in interest income on this loan.

Note 5: RELATED PARTY TRANSACTIONS

The Company and the Parent share personnel, office space, and various other administrative expenses. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an administrative services agreement. For the year ended June 30, 2012 total expenses allocated from the Parent were $225,209, which are reflected as employee compensation and benefits, and occupancy on the Statement of Income. Balance due to parent at June 30, 2012 was $12,767.

For the year ended June 30, 2012, VFG Advisor paid the Company advisory fees of $355,317 and owes the Company $2,994 at June 30, 2012.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board ("FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105") establishes the Accounting Standards Codification (Codification or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (continued)

For the year ending June 30, 2012, various Accounting Standards Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but at June 30, 2012, the Company had net capital of $66,826 which was $54,688 in excess of its required net capital of $12,138; and the Company's ratio of aggregate indebtedness ($182,073) to net capital was 2.72 to 1, which is less than the 15 to 1 maximum allowed.

Note 9: LITIGATION

As a result of a Colorado Division of Securities investigation, charges and allegations had been filed against VFG Securities, VFG Advisors and one of their former representatives. VFG Securities reached an out-of-court agreement with the Division of Securities for the state of Colorado and agreed to withdraw its securities license in Colorado for a period of 36 months pending approval from State of Colorado indicating that all requirements of the settlement have been met. In addition, on August 2, 2012 the Colorado Division of Securities approved the agreement's accounting, confirming VFG Securities required reimbursement amount of $75,259 to its Colorado customers. The June 30, 2012 financials do not include the $75,259 as a liability.

Note 10: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end June 30, 2012 through August 16, 2012, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure. However, it appears that the Company has a net capital deficit effective August 2, 2012 as a result of a settlement of $75,259 referred to in Note 9.

VFG Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
June 30, 2012

Computation of net capital	
Stockholder's equity	$ 377,631
Nonallowable assets	
Non Allowable AR	(37,218)
Due from affiliates	(2,994)
Prepaid expenses	(8,059)
Interest receivable from officer	(2,534)
Other assets	(260,000)
Net capital	$ 66,826
Computation of net capital requirements	
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$ 12,138
Minimum dollar net capital required	5,000
Net Capital required (greater of above)	12,138
Excess net capital	$ 54,688
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 48,619
Computation of Aggregate Indebtedness	
Total liabilities	$ 182,073
Percentage of aggregate indebtedness to net capital	2.72

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 76,776
Variance -	
Accounts receivable - decrease	(407)
Accrued expenses - increase	(9,543)
Net Capital per Audited Report	$ 66,826

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2012

A computation of reserve requirement is not applicable to VFG Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

VFG Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30, 2012

Information relating to possession or control requirements is not applicable to VFG Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

VFG Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2012

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
VFG Securities, Inc.

In planning and performing my audit of the financial statements of VFG Securities, Inc. (the Company), as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
VFG Securities, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Elizabeth Tractenberg, CPA
Los Angeles, California
August 16, 2012

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Part III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

To the Board of Directors
VFG Securities, Inc.

Pursuant to Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, I have performed the following procedures with respect to the accompanying schedule ("Form SIPC-7") of Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement records entries;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, with the amounts reported in General Assessment Reconciliation ("Form SIPC-7");

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to my attention that caused me to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of VFG Securities, Inc. taken as a whole.



Elizabeth Tractenberg, CPA
August 16, 2012

VFG Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2012

	Amount
Total Assessment	$ 10,007.93
SIPC-6 general assessment Payment made on 01/26/2012	4,734.69
Less prior overpayment applied	0
SIPC-7 general assessment Payment made on 07/13/2012	5,273.24
Total assessment balance (overpayment carried forward)	$ 0